04036030

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

SUPPL

July 30, 2004

RECEIVED
AUG 04 2004
SEC MAIL PROCESSING SECTION WASH. D.C.
181

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

8/5

Igor PRUNIAUX
Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : igor.pruniaux@mpsa.com

Paris, May 26, 2004

Annual Stockholders' Meeting of May 26, 2004

The Annual Meeting of Peugeot S.A. stockholders was held on May 26, 2004 under the chairmanship of Thierry Peugeot, Chairman of the Supervisory Board.

In discussing the 2003 results, the Chairman of the Managing Board, Jean-Martin Folz, noted that the Group had turned in a resilient performance in an environment shaped by lower demand in Europe and the rise in the euro. He also restated the Group's goal of consolidating the achievements of its fundamental strategies and achieving new impetus through a broad ambitious product plan and by leveraging technologies that matter.

Stockholders voted all of the resolutions presented at the Meeting, covering:

- Approval of the 2003 financial statements
- Payment of a net dividend of €1.35 per share, as of June 2
- A new share buyback program concerning up to 24 million shares
- A new stock option plan.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

July 7, 2004

PSA Peugeot Citroën: Sales Rise in First-Half 2004

- **Worldwide sales up 3.2% to 1,743,000 units**
- **Western European market share at 15.0%**
- **Sales outside Western Europe up 29.3%**
- **Faster sales growth: record second quarter with 917,000 units sold**

Sales of PSA Peugeot Citroën vehicles continued to grow in the first six month of 2004, with 1,743,000 units sold worldwide, an increase of 3.2% from the year-earlier period. Of these, 1,021,000 were from the Peugeot marque and 722,000 from Citroën.

This performance puts the Group on a trend that should allow it to achieve its objective of a modest increase in full-year sales.

Western Europe (17 countries): a slight decline in registrations

In a European market for passenger cars and light commercial vehicles that rose 3.7% during the first half, registrations of PSA Peugeot Citroën vehicles declined by a slight 1.7% to 1,324,000 units, of which 717,000 from the Peugeot marque and 607,000 from Citroën. For the period, the Group's share of the European market stood at 15.0% (8.1% for Peugeot and 6.9% for Citroën), compared with 14.8% in second-half 2003. These results are in line with the Group's forecast of stable sales in Europe in first-half 2004, in the run-up to new vehicle launches.

In a French market that increased by a slight 1.2%, PSA Peugeot Citroën registrations were down 5.0% to 414,702, from 436,710 in first-half 2003. Market share was 32.3%.

In the United Kingdom, where the market expanded by 3.0%, Group registrations decreased 8.6% to 171,000, versus 187,000 for the first six months of 2003, for a market share of 11.1%. Adversely affected by the euro's appreciation against the British pound, PSA Peugeot Citroën continued to focus on the most profitable market segments.

In Italy, following two years of sharp rises in registrations and market share in 2002 and 2003, PSA Peugeot Citroën continued to expand, achieving an increase of 6.1% in a market that rose by 3.0%. With 164,000 registrations, Group market share stood at 11.7%.

In Spain, where the market expanded by 14.6%, PSA Peugeot Citroën registrations rose 8.5% to 204,000. With a market share of 21.4%, the Group is the top-ranked carmaker in Spain.

In a German market that declined by 1.3%, PSA Peugeot Citroën registrations were down 4.2% to 102,000, for a market share of 5.8%.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Outside Western Europe: sales up a sharp 29.3%

Outside Western Europe, sales rose by 29.3% to 468,000 vehicles, of which 331,000 from Peugeot and 137,000 from Citroën. Sales from outside Western Europe accounted for 26.9% of the worldwide total, compared with 21.4% in first-half 2003 and 24.9% for full-year 2003.

In Latin America, in a recovering automobile market, sales of PSA Peugeot Citroën vehicles grew by 25% to 65,000 units. In the Mercosur countries, the Group's main target in the region, PSA Peugeot Citroën registrations were up 24.3% to 46,000 units in a market that increased by 22.3%, rising 11.2% in Brazil and 143.6% in Argentina. In Argentina, Group registrations more than doubled to 17,000 units, while the market expanded from 55,000 to 134,000 units. In Brazil, Group registrations were stable at 29,000.

In Central and Eastern Europe, Group sales rose 21% to 123,000 units. In the six main Central European countries (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia) plus Turkey, PSA Peugeot Citroën continued to grow, with 95,000 cars sold, an increase of 21.8%. In Turkey alone, sales of PSA Peugeot Citroën vehicles more than doubled to 35,000 units, from 14,000 in the prior-year period, as the Group benefited from the market's sharp expansion.

In China, in a market shaped by price cuts and heightened competition, Group sales, which nearly doubled between 2001 and 2003, declined slightly in first-half 2004 to 47,000 units, from 52,000 units. The pursuit of an ambitious product plan and the introduction of the Peugeot marque with this summer's launch of the Peugeot 307 sedan should enable Dongfeng Peugeot Citroën Automobiles to return to sales growth.

Faster sales growth in the second quarter

Following a first-quarter 2004 shaped by the Group's resilient performance and stable sales, which rose 0.3% worldwide, PSA Peugeot Citroën enjoyed a record second quarter. Sales accelerated sharply, totaling 917,000 units for the period, a 6.0% increase over second-quarter 2003, reflecting the initial benefits of the announced new product offensive. Some 38,000 units of the Peugeot 407 have been sold since its rollout on April 22. In France, 18,000 orders have already been received in two months, which represents half the full-year sales objective for the 407.

PSA Peugeot Citroën
Worldwide sales of passenger cars and light commercial vehicles

	June 30, 2003		June 30, 2004	
Western Europe	Peugeot	725,300	Peugeot	690,000
	Citroën	601,700	Citroën	585,000
	Total PSA	1,327,000	Total PSA	1,275,000
Outside Western Europe	Peugeot	238,100	Peugeot	331,000
	Citroën	124,100	Citroën	137,000
	Total PSA	362,200	Total PSA	468,000
Total	Peugeot	963,400	Peugeot	1,021,000
	Citroën	725,800	Citroën	722,000
	Total PSA	1,689,200	Total PSA	1,743,000

Investor Relations

July 27, 2004

PSA PEUGEOT CITROËN

First-Half 2004: Objectives Met
Faster Growth in Second Quarter
New Models Off to a Good Start

FIRST-HALF 2004 HIGHLIGHTS

At mid-year, the Group has met its objective of stabilizing performance at second-half 2003 levels:

- European market share stood at 15% at June 30, 2004, versus 14.8% in second-half 2003.
- Consolidated operating margin amounted to 3.7% of sales, compared with 3.5% in second-half 2003.

In addition, the first six months of 2004 saw a number of favorable signs for the Group:

- Strong growth (29.3%) in automobile sales outside Western Europe, to 468,100 units.
- A return to growth in consolidated sales in the second quarter, with a 9.0% gain showing the first sign of the announced product offensive.
- Firm resilience by key models: Peugeot 206 (up 5.1%), Peugeot 307 (up 7.0%), Citroën C3 and C3 Pluriel (stable), Citroën C2 (82,000 units), Citroën Picasso (down 1.0%), and Citroën Berlingo and Peugeot Partner (up 2.6%).
- The successful launch of Peugeot 407.
- Steadily improving results from Banque PSA Finance, Gefco and Faurecia.
- Strong growth in free cash flow, to €836 million from €435 million in first-half 2003.
- An improvement in the net financial position of the manufacturing and sales companies to €1,084 million from €563 million at December 31, 2003.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

FIRST-HALF 2004 RESULTS

(€ millions)	June 30, 2004	June 30, 2003	Dec. 31, 2003
Sales	28,942	27,763	54,238
Operating margin	1,068	1,289	2,214
Net income	681	869	1,497

Sales

Consolidated sales amounted to €28,942 million in the first six months of 2004, up 4.2% from the year-earlier period.

Automobile Division sales rose 4.0% to €23,288 million, in line with the 3.2% increase in unit sales.

Banque PSA Finance reported revenues of €861 million, unchanged from the prior-year period. Loans outstanding, including securitized loans, increased by 5.0% to €20,447 million at June 30, 2004.

Gefco sales increased 4.6% to €1,469 million.

Faurecia sales increased by 5.3% to €5,521 million. At constant exchange rates and scope of consolidation, and excluding the price impact of precious metals used in catalytic converters, sales rose 8.4% during the period.

Income

Interim consolidated operating margin amounted to €1,068 million, compared to €1,289 million in first-half 2003, and represented 3.7% of sales, versus 4.6% in first-half 2003 and 3.5% in second-half 2003.

Automobile Division operating margin totaled €537 million compared to €846 million in first-half 2003 and €454 million in second-half 2003. The change reflects the combined impact of a more aggressive competitive environment, at a time when the Group could not yet leverage its new models to resist the increased price pressure, and of the positive effects of the sustained reduction in production costs and tight control over R&D budgets.

Banque PSA Finance's operating margin rose 21.7% to €241 million, from €198 million in first-half 2003, and represented 2.5% of average net outstandings compared with 2.1% in the year-earlier period.

Gefco's operating margin amounted to €80 million, or 5.4% of sales, compared with €74 million and 5.3% of sales in first-half 2003.

Faurecia's operating margin rose to €201 million, or 3.6% of sales, from €161 million and 3.1% of sales in the prior-year period.

Interim net income totaled €681 million, versus €869 million in first-half 2003. Earnings per share amounted to €2.81, compared with €3.54 for the first six months of 2003.

Balance Sheet

Working capital provided by operations of the manufacturing and sales companies declined by 8.2% to €1,823 million, or 6.5% of sales.

Capital expenditure, dedicated to new model launch programs and the Group's international expansion, totaled €1,426 million, versus €1,427 million for the prior-year period and €3,007 million for full-year 2003.

The share buyback program was pursued during the first half, with the Group taking advantage of market opportunities to purchase 2,530,000 Peugeot S.A. shares at an average price of €43.06 per share, for a total of €109 million. As of June 30, 2004, the Group held 6,553,684 of its own shares, corresponding to 2.70% of issued capital.

The net financial position of the manufacturing and sales companies improved to €1,084 million at June 30, 2004 from €563 million at December 31, 2003.

FULL-YEAR OUTLOOK

The faster growth in business in the second quarter, when car sales rose 6% and exceeded 900,000 units for the first time, is paving the way for even stronger growth in the second half than in the first. The increasing contribution from new models should help to gradually improve Automobile Division margins. Faurecia and Banque PSA Finance expect to sustain the significant gains made in the first half. As a result, the targets announced at the beginning of the year of an increase in unit sales and a 2004 consolidated operating margin comparable to that of 2003 have been confirmed.


2004 Interim report

Supervisory Board

Thierry Peugeot
Chairman

Jean Boillot
Jean-Philippe Peugeot
Vice-Chairmen

Pierre Banzet
Jean-Louis Dumas
Marc Friedel
Jean-Louis Masurel
François Michelin
Jean-Paul Parayre
Marie-Hélène Roncoroni
Ernest-Antoine Seillière de Laborde
Joseph F. Toot Jr.

Roland Peugeot
Bertrand Peugeot
Advisors to the Supervisory Board

Managing Board

Jean-Martin Folz
Chairman of the Managing Board

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Executive Committee

Jean-Martin Folz
Chairman of the Managing Board

Yann Delabrière
Finance, Control and Performance

Gilles Michel
Platforms, Engineering, Purchasing

Jean-Marc Nicolle
Group Strategy and Products

Robert Peugeot
Innovation and Quality

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Roland Vardanega
Manufacturing and Components

Jean-Luc Vergne
Employee Relations and
Human Resources

Senior Management

Xavier Fels
External Relations

Jean-Louis Grégoire
Executive Development

Jean-Claude Hanus
Legal Affairs

Liliane Lacourt
Corporate Communications

Statutory Auditors

PricewaterhouseCoopers Audit
Constantin Associés

Auxiliary Auditors

Yves Nicolas
François-Xavier Ameye

As of June 30, 2004

PSA Peugeot Citroën is a world-class automobile manufacturer, supported by two broadline marques and the expertise of its 200,000 employees around the globe.

It is the second largest carmaker in Europe, with 15.4% of the market in 2003. During the year, the Group sold 3.29 million vehicles in more than 140 countries worldwide, generating net sales of €54.2 billion. It is committed to selling four million vehicles a year by 2006.

PSA Peugeot Citroën also encompasses the Banque PSA Finance group of automotive finance companies, Gefco, a transportation and logistics company, and Faurecia, an automotive equipment manufacturer.

CONTENTS

KEY FIGURES

Worldwide sales
(in units)


1,743,400
468,100
1,275,300
1,689,200
362,200
1,327,000
June 30, 2004
June 30, 2003
Western Europe
Rest of the world

Net sales
(in € millions)


28,942
27,763
June 30, 2004
June 30, 2003

Operating margin
(in € millions)


1,068
531
537
1,289
443
846
June 30, 2004
June 30, 2003
Automobile Division
Other businesses

Consolidated operating margin
(as % of sales)


3.7
4.6
June 30, 2004
June 30, 2003

Net income
(in € millions)


681
869
June 30, 2004
June 30, 2003

Working capital provided from operations and capital expenditure (manufacturing and sales companies)
(in € millions)


1,823
1,426
1,985
1,427
June 30, 2004
June 30, 2003
Working capital provided from operations
Capital expenditure

MESSAGE FROM THE CHAIRMAN OF THE MANAGING BOARD

For PSA Peugeot Citroën, 2004 is a year of transition. Whereas 2003 was adversely impacted by the combined effects of a stronger euro and weaker demand in Europe, especially in France, 2004 is being shaped by the launch of major new models, prepared in the first half, that are expected to revive dynamic growth in the Automobile business and drive a further improvement in consolidated earnings in the second six months of the year.

At mid-year, we have met –and in some cases exceeded– our objective of stabilizing performance at second-half 2003 levels. In a European car market that is recovering a bit more firmly than expected, Peugeot and Citroën have widened their market share to 15.0%, slightly higher than the 14.8% achieved in second-half 2003. The inevitable decline in Group registrations in Europe in the run-up to new model roll-outs was therefore limited to 1.8%. Moreover, it was entirely offset by a further increase in sales outside Western Europe, which rose 29.3% during the period, led by robust demand in Eastern Europe, Turkey and Latin America. In all, consolidated unit sales rose by 3.2% in the first half.

The growth in unit automobile sales, the continued reduction in production costs and the further improvement in Faurecia and Banque PSA Finance income have together lifted consolidated operating margin to 3.7% of sales, exceeding the 3.5% reported in second-half 2003.

Net income amounted to €681 million, down from the €869 million earned in the prior-year period but above the €628 million reported in second-half 2003. More importantly, disciplined management by all our teams generated a free cash flow of €836 million, to be compared to €435 million in first-half 2003.

Above all, the first half enabled us to prepare a large number of new model launches, which are going to be rolled out in quick succession. The first was the Peugeot 407, whose style, features and quality have made it an immediate success. Introduced in France in late April in the sedan version alone, and up to late June only in Western Europe, it is currently being ordered at more than 1,000 units a day. The targets of 150,000 units sold in 2004 and 300,000 over a full year are therefore confirmed. Five other models will be introduced in the second half, including, in July, the Peugeot 307 4-door sedan (the first Peugeot built in China), then in September the Peugeot 407 SW and later the Citroën C4 Sedan, the C4 Coupé and the new Peugeot 1007, which will begin rolling off the line at year-end.

Lastly, the first six months of 2004 enabled us to implement the action plans needed to drive a faster reduction in production costs. In addition to the sustained reduction in car assembly times, as confirmed by the Rennes plant's good performance in building the Peugeot 407, and the greater impact of the platform strategy with the launch of the new models, action plans are broadening the supplier base to Eastern Europe, Asia and Latin America, where costs are more favorable. Cost-reduction programs will also enable us, by 2006, to lower capital expenditure on a comparable program basis and to stabilize research and development costs, which have surged in recent years.

These initial results mean that we can confirm our targets for 2004. The faster growth in business in the second quarter, when car sales rose 6% and exceeded 900,000 units for the first time, is paving the way for even stronger growth in the second half than in the first. The increasing contribution from new models should help to gradually improve Automobile Division margins. Faurecia and Banque PSA Finance expect to sustain the significant gains made in the first half. As a result, the targets announced at the beginning of the year of an increase in unit sales and a 2004 consolidated operating margin comparable to that of 2003 have been confirmed.



Jean-Martin Folz

Sales

The European automobile market rose by 3.8% to 8,815,600 cars and light commercial vehicles in the six months ended June 30, 2004. After a weak start to the year, the French market ended the period up a slight 1.2%, while the Spanish market increased a strong 14.6%, the UK market gained 2.8%, the Italian market rose 3.0% and the German market eased by just 1.0%.

In Latin America, where demand has started to recover, the Brazilian market rose 11% and Argentine demand soared 143%. In Central and Eastern Europe and Turkey, the major markets sustained the recovery that began in 2002, with demand rising by 13.5% in Poland, 225% in Turkey and 43% in the region as a whole. The Chinese market continued to expand, by an estimated 29% for the period.

In this environment, PSA Peugeot Citroën's worldwide unit sales rose 3.2% to 1,743,400 cars and light commercial vehicles from 1,689,200 in first-half 2003. Citroën sales were stable (down 0.5%) at 722,100 units, while Peugeot sales rose 6.0% to 1,021,300 units, lifted by the rollout success of the Peugeot 407. After a first quarter shaped by firm resilience and stable worldwide unit sales (up 0.3%), the second three months saw a sharp 6% upturn in Peugeot and Citroën sales, the first sign of the announced new product offensive. For the first time, the marques' worldwide quarterly sales exceeded 900,000 units.

In Western Europe, unit sales declined 3.9% over the period to 1,275,300 units, before the impact of new model introductions. Registrations of Peugeot and Citroën cars and light commercial vehicles edged back 1.8% to 1,321,900 units. A comparison of invoicings, which correspond to sales to dealers, and registrations shows that independent dealer inventories declined during the period to 214,000 units worldwide, from 261,000 units at December 31, 2003 and 238,000 units at June 30, 2003.

At June 30, 2004, the Group held a 15.0% share of the Western European market (8.1% for Peugeot and 6.9% for Citroën), compared with 14.8% in second-half 2003. The Group has therefore slightly exceeded its objective of stabilizing its sales performance in Europe at second-half 2003 levels.

In France, registrations declined 5.0% to 414,700 units from 436,700 units in first-half 2003, for a market share of 32.3%. In the United Kingdom, where the Group is still focusing on the most profitable market segments, registrations contracted 8.7% to 170,600 units from 186,700 units in the prior-year period. Registrations continued to rise in Italy, gaining 5.7% to 163,200 units, or 11.7% of the market. In Spain, Peugeot and Citroën reported an aggregate 8.6% increase in registrations to 204,400 units, for a 21.4% share. In Germany, where registrations declined 4.5%, the Group held 5.8% of the market.

Sales outside Western Europe rose 29.3% to 468,100 units (331,300 Peugeots and 136,800 Citroëns). They accounted for 26.8% of the consolidated worldwide total, up from 21.4% in first-half 2003 and 24.9% in full-year 2003.

In Central and Eastern Europe, sales climbed an aggregate 19.9% to 121,800 units, with sustained 22.5% growth to 99,000 units in the six Central European countries (Poland, Hungary, Czech Republic, Slovenia, Croatia and Slovakia) and Turkey. The Group is also leveraging the explosive growth in the Turkish market, where sales more than doubled to 34,900 units from 14,200 in first-half 2003.

In Iran, CKD sales more than doubled to 137,600 units from 67,200 in first-half 2003.

In Latin America, sales rose 25.2% to 64,900 Peugeots and Citroëns. In Argentina, registrations more than doubled, to 16,600 units, in a market that jumped from 55,000 to 134,000 units, while in Brazil, sales rose 7.5% to 29,800 units.

In China, where prices are under pressure and competition is intensifying, Dongfeng Peugeot Citroën Automobile's sales eased back to 46,900 units from 52,700 units in first-half 2003, after nearly doubling from 2001 to 2003.

Worldwide sales in first-half 2004 reflect the first effects of the announced new product offensive and the firm resilience of core models.

Sales of the Peugeot 206 rose 5.1% to 425,900 units, thanks to the increase in CKD sales in Iran. Despite the introduction of new rivals, Peugeot 307 sales increased 7.0% to 312,100 units, led both by the full-year impact of the 307 CC launched in autumn 2003 and by the first units manufactured in Latin America. Sales of the Citroën C3 and C3 Pluriel were unchanged at 200,600 units, while the Citroën C2 sold 82,000 units. Sales of the Citroën Xsara Picasso edged back just 1% to 120,000 units, after the line of diesel-powered versions was expanded with the HDi 1.6-liter engine. Restyled in late 2002, the Citroën Berlingo and Peugeot Partner remained as popular as ever, with sales gaining another 2.6% to 166,800. The Peugeot 407, launched in late April, has already sold 35,800 units; in France alone, 18,000 orders were booked in two months, corresponding to half the 2004 sales target for the sedan model.

Consolidated sales rose 4.2% to €28,942 million in the first half of 2004. Growth was down a slight 0.6% in the first quarter but turned sharply upwards in the second, when sales climbed 9.0% year-on-year.

Automobile Division sales totalled €23,288 million, up 4.0% in line with growth in unit sales.

At €861 million, Banque PSA Finance revenues were unchanged from the year-earlier period (up 0.1%). Retail financing was provided for a total of 450,900 vehicles, up 2.5%. Of these loans, 349,300 were for new vehicles, up 2.0%, representing 26.2% of all Peugeots and

Citroëns sold in the bank's host countries, an increase of 0.8 points. Financing for previously-owned vehicles rose 4.3% to 101,600 units. Including the loans securitized in three transactions in June 2001, July 2002 and February 2004, retail outstandings totalled €15,831 million at June 30, 2004, an 8.1% increase from the €14,648 million reported a year earlier. Dealer outstandings amounted to €4,616 million at June 30, 2004, compared to €4,831 million the year before. Total Banque PSA Finance outstandings, including the securitized loans, rose 5.0% over the period to €20,447 million from €19,479 million at June 30, 2003.

Sales of insurance, maintenance services, extended guarantees and other financing-related products contributed €54 million to revenues, an increase of 24.4%.

Gefco recorded first-half sales of €1,469 million, up 4.6%, with sales to the PSA Peugeot Citroën Group gaining 3.5% and revenues from non-Group customers rising 6.5% to €537 million. Network (part and full-load transportation) sales expanded 4.2% to €749 million, Automotive (vehicle preparation and distribution) sales totaled €538 million, an increase of 1.0%, and Supply (logistics and sea and air freight) revenues grew 16.5% to €170 million.

Faurecia sales increased by 5.3% to €5,521 million. At constant exchange rates and scope of consolidation, and excluding the price impact of precious metals used in catalytic converters, sales rose 8.4% during the period.

Car seat sales rose 11,1% (12.2% at constant exchange rates) to €2,476 million, led by the ramp-up of new models and by launches in the first half. Sales of other interior modules declined 2.1% to €1,808 million, but were up 3.9% at constant exchange rates and scope of consolidation. Exhaust system sales totalled €874 million, up a reported 4.8%, or 6.9% at constant exchange rates and scope of consolidation and excluding catalytic converters. The front-end module business expanded by 8.8%, with sales of €363 million.

Operating margin

Interim consolidated operating margin amounted to €1,068 million or 3.7% of sales, compared to €1,289 million and 4.6% in first-half 2003 and €925 million and 3.5% in second-half 2003.

Automobile Division operating margin totaled €537 million or 2.3% of sales, compared to €846 million and 3.8% in first-half 2003 and €454 million and 2.1% in second-half 2003.

The main factors that impacted Automobile Division operating margin compared with first-half 2003 were as follows:

- Changes in volumes and product mix had a negative impact of €105 million. The decline in production volumes–reflecting high prior-year capacity utilization and the fact that output did not turn upwards until the second quarter, when production of the new models began–had a negative impact of €111 million, partially offset by the €53 million positive impact of higher sales volumes. The market mix had a negative €101 million impact, primarily due to the decline in sales in France, while the product mix had a positive €54 million impact thanks to the initial effect of the new model launches.

- The price effect was a negative €193 million, due mainly to the persistent weakness in the French market, where the competitive environment became more aggressive at a time when the Group could not yet leverage the new models to resist the increased pressure.

- Production cost savings represented a gross gain of €335 million, offset by the estimated €44 million impact of higher raw materials prices, for a net savings of €291 million. Excluding the impact of raw materials, the results of the cost-savings program were in line with the objective of generating annual production cost savings of around €600 million.

- Exchange rate fluctuations reduced operating margin by €27 million, reflecting both the €26 million positive impact of the euro's decline against the British pound (to an average £0.674 from £0.686 in first-half 2003), and the negative impact of the euro's climb against currencies in Eastern Europe (€30 million) and Latin America (€10 million).

- Personnel costs rose by €127 million, including an €8 million decrease in provisions for legally mandated profit-sharing systems and bonuses based on earnings objectives, which are indexed to operating margin performance.

- The increase in depreciation charges and capital expenditure-related operating costs had a €62 million negative impact.

- Lastly, other factors had an aggregate negative impact of €86 million. Among these factors, research and development budgets are under control–their €22 million negative impact was in line with the objective announced early in the year of stabilizing these outlays–while new model launches represented an additional cost of €52 million.

Banque PSA Finance's operating margin rose 21.7% to €241 million, from €198 million in first-half 2003, and represented 2.5% of average net outstandings compared with 2.1% in the year-earlier period. Growth was led by the following factors:

- The increase in business, as measured by average net loan outstandings, had a positive impact of €23 million.

- A significant improvement in the margin on the loan portfolio added €20 million.

• The increase in net charges to allowances for credit losses, to 0.44% of loans outstanding from 0.40% in first-half 2003, had a negative impact of €5 million.

• Including the currency effect, operating expenses were stable for the period, thanks to the gradual implementation of an integrated organization across Europe.

Gefco's operating margin increased to €80 million and 5.4% of sales from €74 million and 5.3% of sales in first-half 2003. The gain was attributable to the growth in business, the development of new international subsidiaries, the sustained implementation of competitiveness programs and the development of the company's logistics operations.

Faurecia's operating margin totaled €201 million and 3.6% of sales, compared with €161 million and 3.1% in the prior-year period. The increase reflected the substantial growth in business, the sustained productivity gains in manufacturing operations, driven by implementation of the Faurecia Excellence System, and purchasing productivity that helped to offset higher raw materials prices.

Operating margin in the other businesses amounted to an aggregate €9 million.

Net income

Restructuring costs (including costs related to the early termination plan for certain employees) amounted to €34 million, compared with €26 million in first-half 2003, and primarily corresponded to the ongoing adjustment to Faurecia's manufacturing base. Interest expense amounted to €42 million, compared with interest income of €8 million the year before. This expense includes €30 million in the cost of yen and pound put options that have locked in minimum exchange rates for proceeds from the sale of Group vehicles in Japan and the United Kingdom.

Other income and expense amounted to a net gain of €91 million, versus €23 million in first-half 2003, and primarily reflected the €98 million in capital gains realized on the sale of marketable securities.

Income before tax of fully-consolidated companies amounted to €1,083 million, compared with €1,294 million a year earlier. Earnings from companies at equity swung to a €5 million loss from income of €44 million in first-half 2003, including a €15 million loss from Toyota Peugeot Citroën Automobiles, whose production operations are scheduled to begin in 2005, and a €9 million loss from Dongfeng Peugeot Citroën Automobile (DPCA). DPCA sales were down 23% to 4,303 million yuan for the first six months of 2004, which will be a year of transition while awaiting the introduction of the Peugeot marque in China and the ensuing renewal of the company's product lines. Operating margin was a negative 283 million yuan, reflecting the decline in sales, strong price pressure on current models and costs related to new model launches and the introduction of the Peugeot marque. After net interest expense of 112 million yuan and a 52-million yuan foreign exchange gain, the net loss came to 343 million yuan.

After income taxes of €320 million (corresponding to 29.6% of net income from fully-consolidated companies), goodwill amortization in an amount of €62 million and €15 million in minority interests in consolidated income, interim net income totaled €681 million, versus €869 million in first-half 2003, a decline of 21.6%.

Earnings per share amounted to €2.81, compared with €3.54 for the first six months of 2003, a decline of 20.6%. The average number of shares outstanding used to calculate earnings per share decreased to 241,931,795 in first-half 2003, from 245,140,644 in the prior-year period, because of the impact of share buybacks between July 2003 and June 2004.

Balance sheet

Working capital provided by operations of the manufacturing and sales companies declined 8.2% to €1,823 million, or 6.5% of sales. The figure includes the cash payment of €209 million to top up the external funds created to finance pension obligations and end-of-service awards in France. First-half depreciation charges rose to €1,217 million from €1,189 million a year earlier, in line with the recent increase in capital expenditure. Working capital requirement of the manufacturing and sales companies declined by €482 million over the period, compared with a decline €48 million in first-half 2003. Including Group-owned dealers, new car inventory (310,000 units, of which 57,600 held by Group-owned dealers) rose by 11,600 cars from December 31, 2003 (288,500 units, of which 48,900 held by Group-owned dealers) and declined by 47,400 cars from June 30, 2003 (347,500 units, of which 60,500 held by Group-owned dealers).

In all, net cash provided by the operations of the manufacturing and sales companies totaled €2,305 million, compared with €2,033 million in first-half 2003.

Capital expenditure by the manufacturing and sales companies amounted to €1,426 million, versus €1,427 million for the prior-year period and €3,007 million for full-year 2003. Despite the development of production capacity in Eastern Europe, the Group has again confirmed its capital discipline, in line with its objective of investing an aggregate €3 billion a year in capital expenditure.

Property, plant and equipment disposals totaled €25 million, while other investments concern Faurecia's purchase of minority interests in SAI AG, in an amount of €21 million, and the acquisition of intangible assets. In all, net cash flows used by investing activities of the manufacturing and sales companies totaled €1,469 million in first-half 2004. As a result, the manufacturing and sales companies generated free cash flow of €836 million during the period.

Including the finance companies, net cash used by financing activities amounted to €415 million, compared with €601 million in first-half 2003. This cash flow includes the €98 million in capital gains realized on the sale of marketable securities. It also comprises the dividends paid in June 2004 to Peugeot S.A. stockholders, in an amount of €321 million, and the dividends paid to minority interests in fully consolidated companies for a total of €41 million. Other outlays concerned the buyback of 2,530,000 Peugeot S.A. shares for a total of €109 million, at an average price of €43.06 per share. As of June 30, 2004, the Group held 6,553,684 of its own shares, corresponding to 2.70% of issued capital.

Based on these movements, the net financial position of the manufacturing and sales companies improved by €521 million during the period, to €1,084 million at June 30, 2004 from €563 million at December 31, 2003.

Full-year outlook

The faster growth in business in the second quarter, when car sales rose 6% and exceeded 900,000 units for the first time, is paving the way for even stronger growth in the second half then in the first. The increasing contribution from new models should help to gradually improve Automobile Division margins. Faurecia and Banque PSA Finance expect to sustain the significant gains made in the first half. As a result, the targets announced at the beginning of the year of an increase in unit sales and a 2004 consolidated operating margin comparable to that of 2003 have been confirmed.

PSA Peugeot Citroën Group

Passenger car registrations in Europe by country

	June 30, 2004		June 30, 2003	
	Units	**Market share (%)**	Units	Market share (%)
France	**334,700**	**31.4**	360,300	33.7
Austria	**16,100**	**9.5**	15,800	9.7
Belgium-Luxembourg	**65,900**	**20.6**	67,000	23.3
Denmark	**11,700**	**20.5**	12,800	27.1
Finland	**9,600**	**11.5**	9,400	11.8
Germany	**95,200**	**5.8**	100,200	6.0
Greece	**19,800**	**11.9**	17,900	12.7
Ireland	**8,800**	**7.2**	8,800	7.9
Italy	**153,700**	**11.9**	146,500	11.7
Netherlands	**42,700**	**15.0**	50,100	17.4
Norway	**5,400**	**9.8**	5,200	12.0
Portugal	**19,200**	**18.1**	19,500	19.6
Spain	**166,100**	**21.0**	150,800	21.9
Sweden	**14,800**	**10.9**	14,800	10.8
Switzerland	**14,500**	**10.1**	14,800	10.4
United Kingdom	**150,100**	**10.9**	164,700	12.2
Total Western Europe (17 countries)	**1,128,300**	**14.4**	1,158,600	15.3

PSA Peugeot Citroën Group

Light commercial vehicle registrations in Europe by country

	June 30, 2004		June 30, 2003	
	Units	**Market share (%)**	Units	Market share (%)
France	**80,000**	**37.2**	76,400	38.4
Austria	**1,300**	**9.8**	1,300	9.8
Belgium-Luxembourg	**8,000**	**23.0**	8,400	25.2
Denmark	**3,200**	**15.8**	3,100	19.8
Finland	**1,300**	**14.2**	1,100	14.8
Germany	**6,400**	**6.7**	6,200	6.7
Greece	**800**	**6.5**	700	8.0
Ireland	**2,800**	**13.2**	3,100	13.1
Italy	**9,600**	**9.1**	7,900	7.7
Netherlands	**7,100**	**14.3**	7,000	15.6
Norway	**2,200**	**14.3**	1,700	13.2
Portugal	**8,400**	**22.8**	7,700	22.3
Spain	**38,200**	**22.9**	37,400	25.5
Sweden	**2,300**	**16.4**	2,600	18.6
Switzerland	**1,500**	**14.0**	1,200	11.4
United Kingdom	**20,500**	**12.2**	22,000	14.3
Total Western Europe (17 countries)	**193,600**	**19.6**	187,800	20.6

PSA Peugeot Citroën Group

Passenger car and light commercial vehicle registrations in Europe by country

	June 30, 2004		June 30, 2003	
	Units	**Market share (%)**	Units	Market share (%)
France	**414,700**	**32.3**	436,700	34.4
Austria	**17,400**	**9.5**	17,100	9.7
Belgium-Luxembourg	**73,900**	**20.9**	75,500	23.5
Denmark	**14,900**	**19.3**	15,900	25.3
Finland	**11,000**	**11.8**	10,600	12.1
Germany	**101,700**	**5.8**	106,400	6.0
Greece	**20,500**	**11.5**	18,600	12.4
Ireland	**11,500**	**8.1**	11,900	8.8
Italy	**163,200**	**11.7**	154,300	11.4
Netherlands	**49,800**	**14.9**	57,100	17.2
Norway	**7,700**	**10.8**	6,900	12.3
Portugal	**27,500**	**19.3**	27,300	20.3
Spain	**204,400**	**21.4**	188,100	22.5
Sweden	**17,200**	**11.5**	17,400	11.5
Switzerland	**15,900**	**10.3**	16,000	10.5
United Kingdom	**170,600**	**11.1**	186,700	12.4
Total Western Europe (17 countries)	**1,321,900**	**15.0**	1,346,500	15.9

Workforce

	June 30, 2004	Dec. 31, 2003
Automobile division	**136,800**	135,200
Of which:		
- France	**98,400**	97,100
- Other countries	**38,400**	38,100
Banque PSA Finance	**2,400**	2,200
Gefco	**8,600**	8,300
Faurecia	**54,000**	51,900
Other businesses	**2,300**	2,300
Total PSA Peugeot Citroën	**204,100**	199,900
Of which:		
- France	**126,500**	124,700
- Other countries	**77,600**	75,200

PSA Peugeot Citroën Group

Worldwide sales

(passenger cars and light commercial vehicles)	**June 30, 2004**	June 30, 2003	% change
WESTERN EUROPE			
France:			
Peugeot	**224,000**	239,100	(6.3)
Citroën	**172,100**	190,700	(9.7)
PSA Peugeot Citroën	**396,100**	429,800	(7.8)
Other Western European countries:			
Peugeot	**466,000**	486,200	(4.2)
Citroën	**413,200**	411,000	0.5
PSA Peugeot Citroën	**879,200**	897,200	(2.0)
Total Western Europe:			
Peugeot	**690,000**	725,300	(4.9)
Citroën	**585,300**	601,700	(2.7)
PSA Peugeot Citroën	**1,275,300**	1,327,000	(3.9)
REST OF THE WORLD			
Central and Eastern Europe and Turkey:			
Peugeot	**80,700**	64,700	24.7
Citroën	**41,100**	36,900	11.6
PSA Peugeot Citroën	**121,800**	101,600	19.9
Africa:			
Peugeot	**30,300**	27,400	10.6
Citroën	**13,200**	8,500	55.6
PSA Peugeot Citroën	**43,500**	35,900	21.2
The Americas:			
Peugeot	**50,900**	41,900	21.5
Citroën	**19,300**	15,100	27.8
PSA Peugeot Citroën	**70,200**	57,000	23.2
Asia-Pacific:			
Peugeot	**157,400**	92,200	70.7
Citroën	**61,500**	62,300	(1.3)
PSA Peugeot Citroën	**218,900**	154,500	41.7
Other:			
Peugeot	**12,000**	11,800	1.0
Citroën	**1,700**	1,400	19.9
PSA Peugeot Citroën	**13,700**	13,200	3.0
Total sales, rest of the world:			
Peugeot	**331,300**	238,100	39.2
Citroën	**136,800**	124,100	10.2
PSA Peugeot Citroën	**468,100**	362,200	29.3
TOTAL WORLDWIDE SALES			
Peugeot	**1,021,300**	963,400	6.0
Citroën	**722,100**	725,800	(0.5)
TOTAL PSA Peugeot Citroën	**1,743,400**	1,689,200	3.2

PSA Peugeot Citroën Group

Production by model

(passenger cars and light commercial vehicles)	**June 30, 2004**	June 30, 2003
Peugeot Marque:		
106	**-**	32,500
206	**431,700**	425,700
307	**312,000**	312,500
405	**80,200**	45,200
406	**22,200**	56,600
407	**45,700**	-
504/Paykan	**700**	1,700
607	**9,300**	11,300
807	**16,900**	18,900
Expert	**16,900**	16,100
Partner	**72,800**	71,400
Boxer	**22,400**	21,100
Other	**2,500**	1,600
Total	**1,033,300**	1,014,600
(of which diesel-powered versions)	**(480,700)**	(511,100)
(of which passenger cars)	**(933,400)**	(917,100)
(of which light commercial vehicles)	**(99,900)**	(97,500)
Citroën Marque:		
Saxo	**-**	57,800
C2	**79,200**	3,400
C3	**202,800**	206,800
ZX	**45,900**	51,800
Xsara	**180,400**	199,200
Xantia	**6,800**	-
C5	**43,700**	74,500
C8	**13,600**	15,100
Dispatch	**15,800**	16,300
C15	**14,000**	17,600
Berlingo	**100,300**	98,000
Relay	**24,000**	22,500
Other	**100**	100
Total	**726,600**	763,100
(of which diesel-powered versions)	**(407,400)**	(418,200)
(of which passenger cars)	**(616,000)**	(653,900)
(of which light commercial vehicles)	**(110,600)**	(109,200)
Total PSA Peugeot Citroën	**1,759,900**	1,777,700
(of which diesel-powered versions)	**(888,100)**	(929,300)
(of which passenger cars)	**(1,549,400)**	(1,571,000)
(of which light commercial vehicles)	**(210,500)**	(206,700)

PSA Peugeot Citroën

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
MANUFACTURING AND SALES COMPANIES			
Net sales	**28,204**	26,987	52,683
Operating expenses			
Cost of goods and services sold	**(22,208)**	(20,876)	(41,176)
Selling, general and administrative expenses	**(4,065)**	(3,946)	(7,613)
Research and development costs	**(1,104)**	(1,074)	(2,098)
	(27,377)	(25,896)	(50,887)
Operating margin	**827**	1,091	1,796
Early-termination plan costs	**(5)**	(9)	(19)
Other income and (expenses)			
Restructuring costs	**(29)**	(17)	(42)
Interest income (expense), net	**(42)**	8	(30)
Other income and (expense), net (note 6)	**94**	25	197
	23	16	125
Income before tax of fully-consolidated companies	**845**	1,098	1,902
Income taxes (note 8)	**(231)**	(339)	(563)
Net income of fully-consolidated manufacturing and sales companies	**614**	759	1,339
FINANCE COMPANIES			
Revenues			
From third parties	**738**	776	1,555
From Group manufacturing and sales companies	***123***	*84*	*169*
	861	860	1,724
Operating expenses (note 7)	**(620)**	(662)	(1,306)
Operating margin	**241**	198	418
Other income and (expense), net	**(3)**	(2)	(5)
Income before tax of fully-consolidated companies	**238**	196	413
Income taxes (note 8)	**(89)**	(49)	(122)
Net income of fully-consolidated finance companies	**149**	147	291
Net income of fully-consolidated companies	**763**	906	1,630
Equity in net earnings (losses) of companies at equity (note 10)	**(5)**	44	46
Amortization of goodwill	**(62)**	(65)	(158)
Net income before minority interests	**696**	885	1,518
(Income) loss attributable to minority interests	**(15)**	(16)	(21)
Net income	**681**	869	1,497
Basic earnings per €1 par value share			
- average number of common shares outstanding	**241,931,795**	245,140,644	243,902,478
- in euros, per share	**2.81**	3.54	6.14

INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
MANUFACTURING AND SALES COMPANIES			
Goodwill (note 9 a)	**1,932**	2,056	1,964
Intangible assets	**193**	194	181
Property, plant and equipment	**12,373**	11,720	12,158
Investments			
Receivables and investment securities	**624**	935	591
Investments in companies at equity (note 10)	**543**	541	550
Shares in non-consolidated companies (note 11)	**69**	77	63
	1,236	1,553	1,204
Other non-current assets			
Long-term deferred income tax assets	**441**	394	415
Other non-current assets	**330**	243	239
	771	637	654
Current operating assets			
Inventories	**6,785**	6,880	6,660
Accounts and notes receivable	**4,077**	3,840	3,363
Short-term income tax assets	**693**	627	702
Other receivables	**2,987**	3,055	2,636
Receivables from Group finance companies	***276***	*344*	*210*
	14,818	14,823	13,571
Current financial assets			
Loans	**262**	419	301
Short-term investments	**925**	809	937
Cash and cash equivalents	**5,364**	4,487	4,880
Current account balances from Group finance companies	***330***	*200*	*205*
	6,881	5,838	6,323
Total manufacturing and sales companies	**38,204**	36,821	36,055
FINANCE COMPANIES			
Goodwill (note 9 b)	**73**	78	75
Non-current assets			
Intangible assets	**47**	36	42
Property and equipment	**51**	50	51
Shares in non-consolidated companies	**3**	-	13
Long-term deferred income tax assets	**32**	48	40
Investment securities	**185**	185	185
Other	**49**	43	45
	367	362	376
Accounts receivable			
Finance receivables	**17,269**	16,674	17,185
Other customer loans	**147**	92	112
Receivables from manufacturing and sales companies	***189***	*271*	*139*
	17,605	17,037	17,436
Other operating assets			
Short-term income tax assets	**101**	85	84
Other receivables	**1,041**	933	953
Receivables from manufacturing and sales companies	***84***	*51*	*79*
	1,226	1,069	1,116
Current financial assets			
Short-term investments	**2,328**	2,272	2,268
Cash and cash equivalents	**624**	655	738
	2,952	2,927	3,006
Total finance companies	**22,223**	21,473	22,009
TOTAL ASSETS	**60,427**	58,294	58,064

LIABILITIES AND STOCKHOLDERS' EQUITY

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Stockholders' equity			
Common stock	**243**	259	243
Retained earnings	**12,724**	12,419	12,364
Treasury stock	**(125)**	(684)	(16)
Cumulative translation adjustment	**(680)**	(638)	(727)
	12,162	11,356	11,864
MANUFACTURING AND SALES COMPANIES			
Minority interests	**618**	634	617
Non-current liabilities			
Long-term deferred income tax liabilities	**1,521**	1,176	1,329
Reserves for contingencies and liabilities	**1,592**	1,702	1,623
Other long-term liabilities	**130**	70	96
	3,243	2,948	3,048
Long-term debt	**3,587**	3,284	3,609
Current liabilities			
Accounts and notes payable	**10,970**	10,616	10,021
Short-term income tax liabilities	**316**	455	368
Other payables	**6,253**	6,192	5,401
Due to Group finance companies	***79***	*71*	*96*
	17,618	17,334	15,886
Short-term debt			
Current portion of long-term debt	**81**	291	270
Short-term financing and bank overdrafts	**2,559**	2,376	2,350
Bank overdrafts from Group finance companies	***194***	*251*	*122*
	2,834	2,918	2,742
Total manufacturing and sales companies	**27,900**	27,118	25,902
FINANCE COMPANIES			
Minority interests	**46**	67	70
Non-current liabilities			
Long-term deferred income tax liabilities	**195**	156	170
Reserves for contingencies and liabilities	**62**	56	53
Subordinated and other debt	**62**	65	64
	319	277	287
Financing liabilities			
Bank borrowings	**6,245**	6,572	5,887
Other borrowings	**11,556**	10,725	12,009
Bank overdrafts	**89**	138	169
	17,890	17,435	18,065
Customer deposits			
Customer deposits	**233**	215	191
Deposits from Group manufacturing and sales companies	***155***	*123*	*132*
	388	338	323
Other operating liabilities			
Short-term income tax liabilities	**96**	82	75
Other payables	**1,175**	1,200	1,195
Due to Group manufacturing and sales companies	***451***	*421*	*283*
	1,722	1,703	1,553
Total finance companies	**20,365**	19,820	20,298
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**60,427**	58,294	58,064

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of euros)	June 30, 2004	June 30, 2003	Dec. 31, 2003
MANUFACTURING AND SALES COMPANIES			
Net income of fully-consolidated companies	**614**	759	1,339
Adjustments to reconcile net income to net cash provided by operations			
- Depreciation and amortization	**1,217**	1,189	2,214
- Net increase (decrease) in allowances and reserves	**(121)**	1	(29)
- Change in long-term deferred income taxes	**168**	(8)	115
- (Gains) losses on disposals of assets and other	**(61)**	23	(113)
Dividends received from companies at equity	**6**	21	21
Working capital provided by operations	**1,823**	1,985	3,547
Change in operating assets and liabilities (note 13)	**482**	48	(224)
Net cash provided by operations - manufacturing and sales companies	**2,305**	2,033	3,323
Proceeds from disposals of investments in non-consolidated companies	**2**	6	6
Proceeds from disposals of property, plant and equipment	**25**	67	142
Capital expenditure	**(1,426)**	(1,427)	(3,007)
Acquisitions of shares in subsidiaries	**(23)**	(191)	(225)
Investments in non-consolidated companies	**(13)**	(15)	(19)
Effect of changes in scope of consolidation and other	**(34)**	(38)	(20)
Net cash used by investing activities - manufacturing and sales companies	**(1,469)**	(1,598)	(3,123)
FINANCE COMPANIES			
Net income of fully-consolidated companies	**149**	147	291
Adjustments to reconcile net income to net cash provided by operations	**56**	35	52
Working capital provided by operations	**205**	182	343
Change in operating assets and liabilities (note 13)	**(261)**	(133)	(92)
Net cash provided (used) by operations - finance companies	**(56)**	49	251
Net cash used by investing activities - finance companies	**(10)**	(3)	(52)
GROUP			
Dividends paid:			
- to Peugeot S.A. stockholders	**(321)**	(325)	(325)
- to minority stockholders of consolidated companies	**(41)**	(38)	(41)
Purchases of treasury stock	**(109)**	(116)	(147)
Change in other financial assets and liabilities (note 14)	**26**	(97)	428
Other	**30**	(25)	14
Net cash used by financing activities	**(415)**	(601)	(71)
Effect of exchange rate changes	**15**	(32)	(4)
Increase (decrease) in cash and cash equivalents	**370**	(152)	324
Cash and cash equivalents at beginning of period	**5,618**	5,294	5,294
Cash and cash equivalents at period-end	**5,988**	5,142	5,618

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(in millions of euros)	Stockholders' equity	Common stock	Capital in excess of par value of stock	Retained earnings	Treasury stock	Cumulative translation adjustment
Balance as of December 31, 2002	**10,984**	**259**	**-**	**11,875**	**(568)**	**(582)**
2003 net income	1,497	-	-	1,497	-	-
Dividend (€1.35 per €1 par value share)	(325)	-	-	(325)	-	-
Purchases of treasury stock	(147)	-	-	-	(147)	-
Cancellations of treasury stock	-	(16)	-	(683)	699	-
Translation adjustment	(145)	-	-	-	-	(145)
Balance as of December 31, 2003	**11,864**	**243**	**-**	**12,364**	**(16)**	**(727)**
First-half 2004 net income	681	-	-	681	-	-
Dividend (€1.35 per €1 par value share)	(321)	-	-	(321)	-	-
Purchases of treasury stock	(109)	-	-	-	(109)	-
Translation adjustment	47	-	-	-	-	47
Balance as of June 30, 2004	**12,162**	**243**	**-**	**12,724**	**(125)**	**(680)**

CONTENTS

⇒ NOTE 1 - Accounting policies

The consolidated financial statements are presented in accordance with French generally accepted accounting principles, including standard CRC 99-02 adopted effective from 2000.

Group accounting policies are also consistent, in all material respects, with accounting principles generally accepted in the United States of America (US GAAP) except as explained in note 2.

The accounting principles applied to prepare the interim consolidated financial statements for the six months ended June 30, 2004 are identical to those used for the consolidated financial statements for the year ended December 31, 2003. The accounting principles and policies applied by the Group are presented in detail in the 2003 annual report.

⇒ NOTE 2 - Effect of applying US GAAP

A) EFFECT ON STOCKHOLDERS' EQUITY AND NET INCOME

Certain principles generally accepted in the United States of America (US GAAP) are not acceptable under French accounting principles – as described in detail in the 2003 annual report – and have therefore not been applied by the Group. The effect on stockholders' equity and net income of applying US GAAP is presented below:

1. Effect on stockholders' equity

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Stockholders' equity according to French GAAP	**12,162**	11,356	11,864
Additional minimum pension liability	**(789)**	(587)	(789)
Restructuring costs			
- Recognition of reserves	**10**	25	12
- Restructuring costs written off against goodwill	**(12)**	(12)	(12)
Development costs to be billed to customers included in inventory			
- Internal developments	**(170)**	(158)	(166)
- Acquired developments	**(1)**	(1)	(1)
Goodwil			
- Gross value	**(94)**	(94)	(94)
- Amortization	**319**	193	256
Securitization	**96**	58	56
Derivative instruments and hedging activities	**29**	78	75
Unrealized gains and losses on short-term investments	**121**	256	209
Own shares held in connection with stock option plans	**(149)**	(111)	(150)
Income taxes	**168**	48	135
Minority interests	**(7)**	24	9
Stockholders' equity according to US GAAP	**11,683**	11,075	11,404

2. Impact on net income

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Net income according to French GAAP	**681**	869	1,497
Restructuring costs			
- Recognition of reserves	**(1)**	(18)	(31)
Development costs to be billed to customers included in inventory			
- Internal developments	**(4)**	(15)	(23)
Goodwill			
- Amortization of goodwill	**62**	65	128
Securitization	**40**	12	10
Derivative instruments and hedging activities	**(46)**	56	53
Income taxes	**1**	(5)	(1)
Minority interests	**(16)**	(10)	(24)
Net income according to US GAAP	**717**	954	1,609
Basic earnings per €1 par value share*	**2.96**	3.94	6.68

* The average number of shares outstanding (note 22) excludes own shares recorded under "Short-term investments".

B) COMPREHENSIVE INCOME

Comprehensive income is calculated in accordance with SFAS 130 as follows:

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Net income according to US GAAP	**717**	954	1,609
Translation adjustment	**47**	(56)	(145)
Own shares held in connection with stock option plans	**1**	-	-
Additional minimum pension liability	**-**	-	(202)
Unrealized gains and losses on short-term investments	**(89)**	(36)	(83)
Deferred taxes	**32**	12	95
Minority interests	**-**	-	(1)
Comprehensive income	**708**	874	1,273

⇒ NOTE 3 - Scope of consolidation

A) NUMBER OF CONSOLIDATED COMPANIES

	June 30, 2004	June 30, 2003	Dec. 31, 2003
Consolidated companies at beginning of period	**363**	344	344
Newly-consolidated companies			
Automobile manufacturers	**-**	-	1
Automobile importers	**1**	1	1
Automobile dealers	**4**	1	10
Automotive equipment companies	**6**	6	13
Transportation and logistics companies	**2**	1	1
Other manufacturing and sales companies	**2**	2	4
Finance companies	**3**	-	-
Deconsolidated companies	**-**	(1)	(1)
Merged companies and other	**(6)**	(2)	(10)
Consolidated companies at end of period	**375**	352	363

B) MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN THE SIX MONTHS ENDED JUNE 30, 2004

The first-time consolidation of the newly consolidated companies did not have a material impact on the consolidated financial statements.

➾ NOTE 4 - Segment information

A) INDUSTRY SEGMENTS

1. Manufacturing and sales companies

The PSA Peugeot Citroën Group's manufacturing and sales operations are organized around three main industry segments:

- Automotive Activities, covering the design, manufacture and sale of cars and commercial vehicles under the Peugeot and Citroën marques.
- Automotive Equipment, corresponding to the Faurecia group, which specializes mainly in the vehicle interior, automobile seating, front-end and exhaust systems sectors.
- Transportation and Logistics, corresponding to the Gefco group, which specializes in vehicle and goods transportation.

Manufacturing and sales also includes the activities of the holding company, Peugeot S.A., directly related activities, motorcycle manufacturing, engine sales and plant and equipment design.

The main manufacturing and sales performance indicators, by business segment, are as follows:

June 30, 2004 *(in millions of euros)*	Automobile	Automotive equipment	Transportation and logistics	Other	Eliminations	Total
Net sales						
- to third parties	23,162	4,209	537	296	-	28,204
- intercompany, intersegment	126	1,312	932	156	(2,526)	-
Total	**23,288**	**5,521**	**1,469**	**452**	**(2,526)**	**28,204**
Operating margin	537	201	80	10	(1)	827
Interest income (expense), net	(25)	(34)	(4)	21	-	(42)
Income before tax of fully-consolidated companies	504	137	76	129	(1)	845
Pre-tax earnings of companies at equity	(7)	(1)	-	-	-	(8)
Intangible assets	134	24	35	-	-	193
Property, plant and equipment	10,448	1,507	291	127	-	12,373
Capital expenditure	1,213	178	27	8	-	1,426
Depreciation of property, plant and equipment and special tools	1,011	176	18	12	-	1,217
Research and development costs	957	147	-	-	-	1,104
Working capital provided by operations	1,448	299	71	5	-	1,823

June 30, 2003 *(in millions of euros)*	Automobile	Automotive equipment	Transportation and logistics	Other	Eliminations	Total
Net sales						
- to third parties	22,276	3,944	504	263	-	26,987
- intercompany, intersegment	120	1,298	901	220	(2,539)	-
Total	**22,396**	**5,242**	**1,405**	**483**	**(2,539)**	**26,987**
Operating margin	846	161	74	17	(7)	1,091
Interest income (expense), net	29	(43)	(4)	26	-	8
Income before tax of fully-consolidated companies	882	109	70	44	(7)	1,098
Pre-tax earnings of companies at equity	43	6	-	-	-	49
Intangible assets	138	20	36	-	-	194
Property, plant and equipment	9,830	1,490	270	130	-	11,720
Capital expenditure	1,229	161	22	15	-	1,427
Depreciation of property, plant and equipment and special tools	1,003	158	17	11	-	1,189
Research and development costs	930	135	-	9	-	1,074
Working capital provided by operations	1,707	199	69	14	(4)	1,985

2003 *(in millions of euros)*	Automobile	Automotive equipment	Transportation and logistics	Other	Eliminations	Total
Net sales						
- to third parties	43,453	7,733	988	509	-	52,683
- intercompany, intersegment	231	2,390	1,754	459	(4,834)	-
Total	**43,684**	**10,123**	**2,742**	**968**	**(4,834)**	**52,683**
Operating margin	1,300	303	143	50	-	1,796
Interest income (expense), net	26	(83)	(9)	36	-	(30)
Income before tax of fully-consolidated companies	1,337	187	132	246	-	1,902
Pre-tax earnings of companies at equity	53	4	-	-	-	57
Intangible assets	125	20	36	-	-	181
Property, plant and equipment	10,262	1,484	282	130	-	12,158
Capital expenditure	2,574	354	54	25	-	3,007
Depreciation of property, plant and equipment and special tools	1,843	316	35	20	-	2,214
Research and development costs	1,840	241	-	17	-	2,098
Working capital provided by operations	2,888	411	130	118	-	3,547

2. Finance companies

The finance companies, corresponding to the Banque PSA Finance group, finance sales of Peugeot and Citroën marque vehicles to customers and provide wholesale financing to the two marques' distribution networks.

This business is significantly different from that of the Group's other divisions and the corresponding data are therefore shown separately in the consolidated financial statements, in order to present more clearly the performance of the various businesses.

B) GEOGRAPHIC AREAS

In the tables below, sales are presented by destination of products sold and other information by geographic location of the subsidiary concerned.

1. Manufacturing and sales companies

(in millions of euros)	Western Europe	Rest of Europe	Latin America	Rest of world	Total
June 30, 2004					
Net sales	23,402	1,342	640	2,820	28,204
Intangible assets	173	2	2	16	193
Property, plant and equipment	11,534	324	328	187	12,373
Capital expenditure	1,258	94	45	29	1,426
June 30, 2003					
Net sales	23,063	1,181	555	2,188	26,987
Intangible assets	179	2	2	11	194
Property, plant and equipment	11,019	192	349	160	11,720
Capital expenditure	1,353	33	22	19	1,427
2003					
Net sales	44,190	2,416	1,162	4,915	52,683
Intangible assets	165	2	2	12	181
Property, plant and equipment	11,437	240	317	164	12,158
Capital expenditure	2,796	104	56	50	3,007

2. Finance companies

Finance companies operate primarily in Western Europe.

⇒ NOTE 5 - Key financial data for the Group

Group data include data for the manufacturing and sales companies and the finance companies. The main consolidated indicators, all businesses combined, are as follows:

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Net sales			
Manufacturing and sales companies	**28,204**	26,987	52,683
Finance companies (excluding intercompany)	**738**	776	1,555
Consolidated net sales	**28,942**	27,763	54,238
Western Europe	**24,123**	23,823	45,712
Rest of Europe	**1,342**	1,181	2,416
Latin America	**656**	571	1,195
Rest of world	**2,821**	2,188	4,915
Operating margin			
Manufacturing and sales companies	**827**	1,091	1,796
Finance companies	**241**	198	418
Consolidated operating margin	**1,068**	1,289	2,214
Income before tax of fully-consolidated companies			
Manufacturing and sales companies	**845**	1,098	1,902
Finance companies (excluding intercompany)	**238**	196	413
Income before tax of fully-consolidated companies	**1,083**	1,294	2,315
Income taxes (Group)	**(320)**	(388)	(685)
Net income of fully-consolidated companies	**763**	906	1,630
Intangible assets	**240**	230	223
Property, plant and equipment	**12,424**	11,770	12,209
Total assets			
Combined – manufacturing and sales companies and finance companies	**60,427**	58,294	58,064
Elimination of inter-business accounts	**(879)**	(866)	(633)
Total assets (Group)	**59,548**	57,428	57,431
Capital expenditure			
Manufacturing and sales companies	**1,426**	1,427	3,007
Finance companies	**6**	5	13
Capital expenditure (Group)	**1,432**	1,432	3,020
Proceeds from disposals of property, plant and equipment			
Manufacturing and sales companies	**25**	67	142
Finance companies	**3**	2	7
Proceeds from disposals of property, plant and equipment (Group)	**28**	69	149
Depreciation of property, plant and equipment	**1,221**	1,193	2,221
Working capital provided by operations			
Manufacturing and sales companies	**1,823**	1,985	3,547
Finance companies	**205**	182	343
Working capital provided by operations (Group)	**2,028**	2,167	3,890

⇒ NOTE 6 - Other income and (expense), net – manufacturing and sales companies

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Net gains on disposals of assets	**97**	12	184
Change to supplementary pension benefit plans	**-**	2	2
Exchange gain (loss), net	**-**	5	11
Net additions to contingency reserves and allowances for impairment in value of long-lived assets	**(2)**	(1)	(8)
Income from shares in non-consolidated companies	**-**	7	8
Other	**(1)**	-	-
Total	**94**	25	197

Net gains on disposals of assets include:

- six months ended June 30, 2004: €98 million in profits on sales of short-term investments;
- year ended December 31, 2003: €160 million in profits on sales of short term investments carried out in the second half of the year.

⇒ NOTE 7 - Operating expenses – finance companies

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Interest expense and bank charges	**(301)**	(358)	(680)
Commission expense	**(122)**	(111)	(233)
Other business acquisition costs	**(11)**	(11)	(18)
Other operating expenses	**(151)**	(152)	(299)
Credit losses	**(35)**	(30)	(76)
Total	**(620)**	(662)	(1,306)

⇒ NOTE 8 - Income taxes

A) TAX PROOF

Income taxes for the period are calculated on the basis of pre-tax income by tax jurisdiction, multiplied by the estimated effective rate of tax for the full year.

The following table reconciles the statutory tax rate in France of 35.4% to the estimated rate of tax payable by the Group for the first half of 2004:

(in %)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
French statutory income tax rate	**(35.4)**	(35.4)	(35.4)
- permanent differences	**(0.1)**	(0.4)	(0.1)
- income taxable at reduced rates (France)	**2.2**	0.7	1.9
- tax credits	**1.3**	2.4	1.9
- effect of differences in foreign tax rates and others	**3.2**	3.0	3.2
- deferred tax assets covered by valuation allowances	**(0.8)**	(0.3)	(1.1)
Total	**(29.6)**	(30.0)	(29.6)

B) DEFERRED TAX ASSETS CORRESPONDING TO TAX LOSS CARRYFORWARDS

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Gross	**448**	434	430
Less: valuation allowances	**(230)**	(172)	(216)
Net	**218**	262	214

Valuation allowances are recorded against deferred tax assets that are not certain to be utilized in the foreseeable future.

C) ADDITIONAL INFORMATION

Deferred taxes recognized on undiscounted bases represent a net liability. They have not been discounted because of the high level of uncertainty concerning the period in which the related temporary differences are likely to reverse.

→ NOTE 9 - Goodwill

A) MANUFACTURING AND SALES COMPANIES

1. Breakdown of net goodwill by company

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Faurecia			
- Bertrand Faure acquisition	**563**	605	584
- Sommer Allibert acquisition	**141**	150	145
Sommer Allibert group	**1,008**	1,071	1,039
Faurecia Exhaust Systems	**137**	156	137
Other Faurecia subsidiaries	**60**	21	35
Gefco GmbH & Co KG	**-**	28	-
Dongfeng Peugeot Citroën Automobile	**12**	13	11
Peugeot Automotiv Pazarlama AS (Popas)	**11**	12	11
Automoviles Citroën España	**-**	-	2
Total	**1,932**	2,056	1,964

2. Movements

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Opening balance, net	**1,964**	2,120	2,120
Sommer Allibert acquisition	**-**	-	1
Goodwill on acquisitions for the period	**23**	15	32
Translation adjustment	**5**	(16)	(32)
Amortization for the period	**(60)**	(63)	(129)
Exceptional amortization	**-**	-	(28)
Closing balance, net	**1,932**	2,056	1,964

The exceptional amortization recorded in 2003 related to Gefco GmbH & Co KG.

B) FINANCE COMPANIES

Goodwill for finance companies only concerns Crédipar.
The gross amount is €100 million, amortized over 20 years. Accumulated amortization at June 30, 2004 amounted to €27 million and the net book value of goodwill at that date was €73 million.

→ NOTE 10 - Investments in companies at equity

Companies accounted for by the equity method consist of manufacturers of automotive equipment and companies manufacturing and selling vehicles, that are between 20% and 50%-owned.

A) CHANGES IN INVESTMENTS IN COMPANIES AT EQUITY

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
As of January 1	**550**	351	351
Dividends paid and income transfers	**(6)**	(21)	(21)
Group equity in net earnings for the period	**(5)**	44	47
First-time consolidations and capital increases			
- Dongfeng Peugeot Citroën Automobile	**-**	58	58
- Toyota Peugeot Citroën Automobiles	**-**	118	118
- Stafim	**5**	-	-
- Sevelnord	**-**	-	20
Acquisitions	**-**	4	13
Disposals	**(10)**	-	-
Effect of exchange rate changes	**9**	(13)	(36)
As of the period-end	**543**	541	550

B) EQUITY IN NET ASSETS OF COMPANIES AT EQUITY

(in millions of euros)	% interest at June 30, 2004	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Renault cooperation agreement				
Française de Mécanique	50	**75**	72	72
Société de Transmissions Automatiques	20	**3**	3	3
Fiat cooperation agreement				
Sevelnord	50	**60**	26	55
Gisevel	50	**9**	7	8
Sevelind	50	**(29)**	(49)	(41)
Sevel SpA	50	**105**	119	106
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50	**132**	150	144
Dongfeng Peugeot Citroën Automobile	32	**148**	168	152
Other				
Siemens Automotiv Hydraulics	48	**3**	2	3
Stafim	34	**5**	-	-
Faurecia group companies		**32**	43	48
Total		**543**	541	550

C) EQUITY IN NET EARNINGS (LOSSES) OF COMPANIES AT EQUITY

(in millions of euros)	% interest at June 30, 2004	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Renault cooperation agreement				
Française de Mécanique	50	**3**	(11)	(11)
Société de Transmissions Automatiques	20	**-**	-	-
Fiat cooperation agreement				
Sevelnord	50	**5**	7	16
Gisevel	50	**1**	1	2
Sevelind	50	**12**	9	17
Sevel SpA	50	**(1)**	4	(9)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50	**(15)**	-	(2)
Dongfeng Peugeot Citroën Automobile	32	**(9)**	31	32
Other				
Siemens Automotiv Hydraulics	48	**-**	(1)	-
Stafim	34	**-**	-	-
Faurecia group companies		**(1)**	4	1
Total		**(5)**	44	46
	Breakdown: Earnings (losses) before tax	**(8)**	49	57
	Income taxes	**3**	(5)	(11)
	Net earnings (losses)	**(5)**	44	46

The Group's equity in the net earnings of Dongfeng Peugeot Citroën Automobile included in the consolidated financial statements for the six months ended June 30, 2003 covers a period of eight months (October 2002 to May 2003) and the figure contained in the consolidated financial statements for the full year 2003 covers a period of fourteen months. The consolidated financial statements at June 30, 2004 cover a period of six months for this company.

D) KEY COMBINED FINANCIAL DATA OF COMPANIES AT EQUITY

1. Aggregate data

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Capital employed			
- Property, plant and equipment	**971**	877	896
- Working capital	**327**	455	389
- Other capital employed	**22**	-	(19)
Total	**1,320**	1,332	1,266
Capital expenditure	**48**	81	233
Net financial position			
- Long and medium-term debt	**(384)**	(305)	(323)
- Other financial items	**(160)**	(291)	(242)
Total	**(544)**	(596)	(565)

2. Capital employed by company

Total capital employed

(in millions of euros)	% interest at June 30, 2004	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Renault cooperation agreement				
Française de Mécanique	50	**165**	203	214
Société de Transmissions Automatiques	20	**7**	12	11
Fiat cooperation agreement				
Sevelnord	50	**160**	165	147
Gisevel	50	**48**	53	51
Sevelind	50	**107**	145	127
Sevel SpA	50	**252**	254	212
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50	**209**	104	143
Dongfeng Peugeot Citroën Automobile	32	**327**	311	319
Other				
Siemens Automotiv Hydraulics	48	**1**	1	3
Stafim	34	**-**	-	-
Faurecia group companies		**44**	84	39
Total		**1,320**	1,332	1,266

3. Net financial position by company

(in millions of euros)	% interest at June 30, 2004	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Renault cooperation agreement				
Française de Mécanique	50	**(66)**	(112)	(115)
Société de Transmissions Automatiques	20	**(3)**	(4)	(3)
Fiat cooperation agreement				
Sevelnord	50	**(89)**	(120)	(86)
Gisevel	50	**(28)**	(35)	(33)
Sevelind	50	**(66)**	(95)	(82)
Sevel SpA	50	**(107)**	(90)	(97)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50	**(67)**	46	-
Dongfeng Peugeot Citroën Automobile	32	**(149)**	(145)	(159)
Other				
Siemens Automotiv Hydraulics	48	**-**	(1)	(1)
Stafim	34	**5**	-	-
Faurecia group companies		**26**	(40)	11
Total		**(544)**	(596)	(565)

E) AMOUNTS RECEIVABLE FROM AND PAYABLE TO COMPANIES AT EQUITY

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Long-term loans	**31**	40	36
Current maturities of long-term loans	**91**	179	98
Accounts and notes receivable	**308**	249	275
Accounts and notes payable	**(1,137)**	(1,113)	(1,134)
Short-term loans	**(115)**	(10)	(81)

→ NOTE 11 - Shares in non-consolidated companies – manufacturing and sales companies

A) BOOK VALUE

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
At cost	**110**	124	104
Allowances	**(41)**	(47)	(41)
Net	**69**	77	63

B) PORTFOLIO BREAKDOWN (NET OF ALLOWANCES)

(in millions of euros)	% interest at June 30, 2004	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Football Club de Sochaux Montbéliard	100	**14**	4	14
Peugeot Rus Avto	100	**5**	-	-
Peugeot Automobile Nigéria	40	**8**	8	8
Non-consolidated dealers		**15**	24	16
Faurecia group portfolio		**7**	17	6
Other		**20**	24	19
Total		**69**	77	63

The caption "Other" includes investments in companies with no business operations and companies whose operations are not material.

C) MOVEMENTS FOR THE PERIOD

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Opening balance, net	**63**	85	85
Stock acquired for cash	**36**	15	19
Stock acquired in stock-for-stock transactions	**5**	3	3
Companies included in the scope of consolidation for the first time	**(32)**	(17)	(32)
Divested stock	**(2)**	(6)	(6)
Net increase in allowances	**(1)**	(3)	(5)
Translation adjustment and other	**-**	-	(1)
Closing balance, net	**69**	77	63

➾ NOTE 12 - Share buyback programs

Transactions under stockholder-approved share buyback programs can be analyzed as follows:

	Authorizations	Transactions		
(in number of shares)		**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Opening balance		**4,086,884**	15,208,709	15,208,709
Shares bought back				
AGM of May 15, 2002	29,400,000	**-**	3,095,007	3,095,007
AGM of May 28, 2003	10% of capital	**1,615,000**	-	1,799,668
AGM of May 26, 2004	24,000,000	**915,000**	-	-
Canceled shares				
AGM of May 28, 2003	10% of capital	**-**	-	(16,000,000)
Shares sold				
On exercise of stock options		**(63,200)**	(15,000)	(16,500)
Other		**-**	-	-
At period-end		**6,553,684**	18,288,716	4,086,884
- Shares held for allocation on exercise of stock options		**3,700,000**	2,768,200	3,763,200
- Treasury stock		**2,853,684**	15,520,516	323,684

➾ NOTE 13 - Change in operating assets and liabilities

A) MANUFACTURING AND SALES COMPANIES

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Increase in inventories	**(76)**	(742)	(521)
Increase in accounts and notes receivable	**(703)**	(480)	(32)
Increase in accounts and notes payable	**897**	764	171
Change in income taxes	**(40)**	162	6
Other changes	**487**	538	110
(Increase) decrease in receivables from Group finance companies, net	***(83)***	*(194)*	*42*
Total	**482**	48	(224)

B) FINANCE COMPANIES

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
(Increase) decrease in finance receivables	**96**	(1,144)	(1,684)
(Increase) decrease in short-term investments	**(252)**	400	25
Increase (decrease) in financing liabilities	**(52)**	(10)	1,026
Change in income taxes	**9**	-	(5)
Other changes	**(198)**	463	413
Increase in amounts due to Group manufacturing and sales companies, net	***136***	*158*	*133*
Total	**(261)**	(133)	(92)

In addition to the securitization transactions carried out in 2001 and 2002 in France and Spain, and pursuant to similar terms and conditions, the Banque PSA Finance group sold €1 billion worth of receivables of its subsidiary PSA Finance Deutschland GmbH to the 2004-1 fund of the AutoABS special purpose entity. These receivables no longer appear on the consolidated balance sheet.

⇒ NOTE 14 - Change in other financial assets and liabilities

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
New long and medium-term debt	**52**	93	716
Repayments of debt and conversion of debentures	**(262)**	(335)	(648)
(Increase) decrease in long-term loans and receivables	**(5)**	(118)	312
Decrease in short-term investments	**111**	298	323
Increase (decrease) in short-term financing and bank overdrafts	**182**	(71)	(100)
(Increase) decrease in net financing of the finance business provided by the manufacturing and sales companies	***(52)***	*36*	*(175)*
Total	**26**	(97)	428

⇒ NOTE 15 - Net financial position – manufacturing and sales companies

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
External loans and borrowings			
Cash and cash equivalents	**5,364**	4,487	4,880
Short-term investments	**925**	809	937
Short-term financing and bank overdrafts	**(2,559)**	(2,376)	(2,350)
Current portion of long-term debt	**(81)**	(291)	(270)
Short-term loans	**262**	419	301
Long-term debt	**(3,587)**	(3,284)	(3,609)
Long-term receivables and investment securities	**624**	935	591
	948	699	480
Loans to and borrowings from Group finance companies			
Current financial assets	**330**	200	205
Short-term debt	**(194)**	(251)	(122)
	136	(128)	83
Total	**1,084**	571	563

→ NOTE 16 - Capital employed

Capital employed, as defined in note 43 a) to the 2003 consolidated financial statements, breaks down as follows:

(in millions of euros)	**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Manufacturing and sales companies			
Goodwill			
- Net book value	**1,932**	2,056	1,964
- Cancellation of exceptional amortization	**-**	-	28
Intangible assets	**193**	194	181
Property, plant and equipment	**12,373**	11,720	12,158
Shares in non-consolidated companies	**69**	77	63
Other non-current assets	**330**	243	239
Inventories	**6,785**	6,880	6,660
Accounts and notes receivable	**4,077**	3,840	3,363
Receivables from independent dealers transferred to the finance companies, for which the financing cost is paid by the Automobile division	**2,562**	2,640	2,659
Other receivables	**2,987**	3,055	2,636
Reserves for operating liabilities	**(1,137)**	(1,132)	(1,171)
Investment grants	**(113)**	(51)	(81)
Accounts and notes payable	**(10,970)**	(10,616)	(10,021)
Other payables, excluding amounts due under the early-termination plan	**(6,188)**	(6,135)	(5,295)
Equity in the capital employed of companies accounted for by the equity method	**1,320**	1,332	1,266
Restructuring reserves	**(70)**	(89)	(65)
Finance companies			
Equity in stockholders' equity of Banque PSA Finance	**1,591**	1,401	1,456
Total	**15,741**	15,415	16,040

⇒ NOTE 17 - Pension and other post-retirement benefit obligations

Group employees in certain countries – mainly France, the United Kingdom and Germany – are entitled to supplementary pension benefits, payable annually, or retirement bonuses, representing one-off payments made at the time of retirement.

A) CHANGES IN OBLIGATIONS AND FUNDED STATUS

(in millions of euros)		**June 30, 2004**	June 30, 2003	Dec. 31, 2003
Present value of projected benefit obligation				
As of January 1		**3,194**	2,725	2,725
Service costs and discounting adjustment for the period		**131**	111	220
Benefits paid for the period		**(47)**	(57)	(124)
Change in actuarial assumptions for the period		**-**	-	478
Translation adjustment and other movements		**76**	(88)	(105)
As of the period-end	**A**	**3,354**	2,691	3,194
Funded status				
As of January 1		**1,792**	1,668	1,668
Expected return on external funds		**61**	56	111
Contributions and benefits paid		**204**	(16)	(35)
Change in fair value of external funds		**(17)**	20	114
Translation adjustment and other movements		**50**	(59)	(66)
As of the period-end	**B**	**2,090**	1,669	1,792
Deferred items				
As of January 1		**1,242**	981	981
Amortization for the period		**(43)**	(28)	(57)
New deferred items for the period		**17**	(20)	364
Translation adjustment and other movements		**29**	(35)	(46)
As of the period-end	**C**	**1,245**	898	1,242
Balance sheet reserve				
As of January 1		**160**	76	76
Additions for the period		**113**	83	165
Payments to external funds		**(243)**	(28)	(63)
Translation adjustment and other movements		**(11)**	(7)	(18)
As of the period-end	**D = A-B-C**	**19**	124	160

B) CALCULATION METHOD APPLIED AS OF JUNE 30, 2004

No new actuarial valuation was performed as of June 30, 2004. Obligations as of that date have been estimated by projecting the December 31, 2003 figures, calculated according to the principles and actuarial assumptions described in note 45 to the 2003 consolidated financial statements.

New actuarial differences recognized in the six months ended June 30, 2004 correspond to the difference between the expected and actual return on external funds. On an annualized basis:
- the actual return was 5.55% for France and 5.13% for the United Kingdom,
- the expected return was 6.00% for France and 7.00% for the United Kingdom.

C) PAYMENTS TO EXTERNAL FUNDS

In France, €209 million was paid to external funds in June 2004 to cover part of the obligations of Group companies in relation to supplementary pension benefits and retirement bonuses.

→ NOTE 18 - Currency and interest rate risk management

A) MANUFACTURING AND SALES COMPANIES

1. Currency risk

The net position of the manufacturing and sales companies in the main foreign currencies is as follows:

(in millions of euros)	GBP	YEN	USD	PLN	CHF	BRL	Other
Total assets	371	81	270	144	45	10	454
Total liabilities	(839)	-	-	(52)	-	(16)	(100)
Net position before hedging	**(468)**	**81**	**270**	**92**	**45**	**(6)**	**354**
Off-balance sheet position	481	(74)	(264)	(96)	(45)	7	(365)
Net position after hedging	**13**	**7**	**6**	**(4)**	**-**	**1**	**(11)**

The above table shows the Group position arising from all transactions recognized in the balance sheet at June 30, 2004. The Group has also taken out hedges relating to future vehicle sales in Japan, based on a total nominal amount of €348 million, and has purchased pound sterling put options for all its transactions in that currency, representing a total nominal amount of €2,175 million.

In 2004, the accounting treatment relating to currency risk was amended as follows:

- The amortization over the invoicing period of premiums on options used to hedge future cash flows – which was previously included in operating margin – is now classified under "Interest income (expense), net". This corresponds to the amortization of the time value paid on the purchase of the premiums.
- The difference arising on accounting for hedges between the standard rate and the effective rate – which was previously included in exchange gains and losses under "Other income and (expense), net" is now included in operating margin.

If these accounting methods were applied to 2003 data, they would have the following impact:

(in millions of euros)	June 30, 2003	Dec. 31, 2003
Operating margin	11	19
Interest income (expense), net	(4)	(7)
Other income and (expense), net	(7)	(12)
Net income	**0**	**0**

2. Interest rate risk

(in millions of euros)	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	6,912	66	62	7,040
Total liabilities	(3,661)	(530)	(2,225)	(6,416)
Net position before hedging	**3,251**	**(464)**	**(2,163)**	**624**
Off-balance sheet position	(3,254)	214	2,090	(950)
Net position after hedging	**(3)**	**(250)**	**(73)**	**(326)**

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debt based on the next rate adjustment date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1% decrease in interest rates would have the effect of reducing net interest income by €4 million.

The net position after hedging for assets and liabilities due beyond 1 year mainly concerns employee profit-sharing reserves (€247 million) and obligations under finance leases (€143 million).

The aggregate off-balance sheet position of €(950) million represents the portion of interest rate risks which are not hedged, in order to take advantage of market opportunities.

B) FINANCE COMPANIES

1. Currency risk

The net position of the finance companies in the main foreign currencies is as follows:

(in millions of euros)	GBP	YEN	USD	CHF	Other
Total assets	1,152	-	8	287	-
Total liabilities	-	(316)	(222)	-	(67)
Net position before hedging	**1,152**	**(316)**	**(214)**	**287**	**(67)**
Off-balance sheet position	(1,152)	316	214	(287)	67
Net position after hedging	**-**	**-**	**-**	**-**	**-**

2. Interest rate risk

(in millions of euros)	Intraday to 1 year	1 to 5 years	Beyond 5 years	Total
Total assets	14,404	6,400	-	20,804
Total liabilities	(15,131)	(2,654)	(452)	(18,238)
Net position before hedging	**(728)**	**3,746**	**(452)**	**2,566**
Off-balance sheet position	63	(1,213)	452	(698)
Net position after hedging	**(665)**	**2,533**	**-**	**1,868**

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debt based on the next rate adjustment date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1% decrease in interest rates would have the effect of reducing net interest income by €0.4 million.

The net position after hedging for assets and liabilities due in 1 to 5 years corresponds to net assets covered by Banque PSA Finance group stockholders' equity.

The aggregate off-balance sheet position of €(698) million represents the portion of interest rate risks which are not hedged, in order to take advantage of market opportunities.

⇒ NOTE 19 - Equity risk

Equity risk corresponds to the price risk arising from an unfavorable change in the price of equities held by the Group.

(in millions of euros)	Equities and units in equity funds	Own shares
Net position - Assets	**189**	**149**
Off-balance sheet position	-	-
Total net position	**189**	**149**
Sensitivity	**(3)**	**-**

The portfolio of equities and units in equity funds includes €66 million worth of securities with limited liquidity, €96 million in listed equities carried in the balance sheet under short-term investments and €27 million in equities under management.

The portfolio of own shares is being held for allocation on exercise of employee stock options.

Equities are stated at the lower of cost and market. In substantially all cases, the market value net of a 10% discount exceeds the securities' book value. Consequently, sensitivity of earnings to a fall in value is limited to €3 million.

→ NOTE 20 - Additional risk

Further to investigations carried out in 1999 and 2003 in relation to Automobile Peugeot, Peugeot Deutschland GmbH and Peugeot Nederland BV, the European Commission has issued a Statement of Objections to the three companies stating that they implemented practices which were aimed at or resulted in the restriction of vehicle export sales from Germany and the Netherlands between 1995 and 2003.

Automobiles Peugeot and its two subsidiaries concerned intend to reply to the Commission on July 30, 2004, stating that they have not breached European antitrust rules.

Therefore no reserve has been recorded in relation to this issue in the consolidated financial statements.

→ NOTE 21 - Fair value of financial instruments

The only material changes in the fair value of financial instruments concern long-term receivables and investment securities and short-term investments. The book value of these assets as of June 30, 2004 was €624 million and €925 million respectively, and their market value at that date was €731 million and €1,045 million.

→ NOTE 22 - Earnings per share

Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year.

The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock (excluding shares acquired for allocation on exercise of stock options, which are carried in the balance sheet under "Short-term investments").

On this basis, no instruments are outstanding that would have a dilutive impact on earnings per share.

Statutory Auditors' review report on the interim consolidated financial statements six months ended June 30, 2004

To the Stockholders,

In our capacity as Statutory Auditors, we have performed a limited review of the accompanying consolidated financial statements of Peugeot S.A. for the period from January 1 to June 30, 2004, presented in euros.

These consolidated financial statements are the responsibility of the Managing Board. Our responsibility, based on our limited review, is to report our conclusions on these consolidated financial statements.

We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in France.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements, in order to present fairly the consolidated results of operations for the six months ended June 30, 2004 and the consolidated financial position and assets of the Group at that date, in accordance with accounting principles generally accepted in France.

As required by section L.232-7 of the Commercial Code, we have also examined the information given in the interim report accompanying the consolidated financial statements that were the subject of our limited review. We have no matters to report concerning the fairness of the information given in this report.

Paris, July 26, 2004

The Statutory Auditors

Constantin Associés

Jean-François Serval   Laurent Lévesque

PricewaterhouseCoopers Audit

Pierre-Bernard Anglade   Eric Bertier

2,400 copies of this report were printed
Design: Department of Communication, PSA Peugeot Citroën
Photos: X - Photolibrary: PSA Peugeot Citroën
Layout and publishing: Franklin Partners - Groupe Mediagérance

Peugeot S.A.

Incorporated in France with issued capital of 243,109,146 euros
Governed by a Managing Board and a Supervisory Board

Head Office at 75, avenue de la Grande-Armée - 75116 Paris - France
Registered in Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 14

Internet: www.psa-peugeot-citroen.com

Franklin Partners - Groupe Mediagérance

Improved manufacturing efficiency

Rennes - Assembly time


In %
98
100
85
2000
Citroën Xsara
2001
Citroën C5
2004
Peugeot 407

July 2004

PSA PEUGEOT CITROËN

- The reduction in Peugeot 407 assembly time reflects the fast growing impact of the manufacturing efficiency improvement plan

Sourcing strategy

- Expand the supplier base outside Western Europe
- 2007/2008 targets:
  - Purchases outside Europe:
    5% of series purchases
  - Potential gains:
    20% on current purchasing prices
- Maintain same high quality and reliability standards

July 2004

PSA PEUGEOT CITROËN

- Broadening the supplier base to the Group's manufacturing regions:
  - Central and Eastern Europe
  - Latin America
  - China
- This strategy will eventually increase production cost savings to more than €600 million a year

Conclusion

- 2004 Targets:
  - Moderate growth in sales
  - Consolidated operating margin comparable to that of 2003

July 2004

PSA PEUGEOT CITROËN

- The targets of an increase in unit sales and a 2004 consolidated operating margin comparable to that of 2003 have been confirmed

PSA PEUGEOT CITROËN

Appendices

Growth in Western European markets

(1H-04/1H-03 - cars and LCVs)

In %



14.6
Spain
6.9
Other
3.8
Europe
3.0
Italy
2.8
United Kingdom
1.2
France
- 1.0
Germany

Market share in Western Europe

(cars and LCVs)

In %



15.9
14.8
15.0
H1-03
H2-03
H1-04


Market share in Western Europe
(cars and LCVs)
In %
1H-03
1H-04
34.4
32.3
22.5
21.4
15.9
15.0
12.4
11.1
11.4
11.7
6.0
5.8
15.6
14.2
Europe
France
Spain
United Kingdom
Italy
Germany
Other
July 2004
PSA PEUGEOT CITROËN


Change in Group registrations in Western Europe
(1H-04/1H-03 - cars and LCVs)
In %
8.6
Spain
5.7
Italy
- 1.8
Europe
- 2.5
Other
- 4.5
Germany
- 5.0
France
- 8.7
United Kingdom
July 2004
PSA PEUGEOT CITROËN


Worldwide unit sales at June 30
(cars and LCVs)
In units
1,689,200
up 3.2%
1,743,400
Total
362,200
up 29.3%
468,100
Outside Europe
1,327,000
down 3.9%
1,275,300
Europe
2003
2004
July 2004
PSA PEUGEOT CITROËN


Central and Eastern Europe and Turkey
In units
up 19.9%
101,600
121,800
1H-03
1H-04
July 2004
PSA PEUGEOT CITROËN

- Poland:
  - Total market up 13.5%
  - 22,700 units sold (down 1.8%)
  - Market share: 10.8%
- Hungary:
  - Total market down 0.9%
  - 13,900 units sold (down 3.4%)
  - Market share: 12.3%
- Czech Republic:
  - Total market down 8.2%
  - 8,300 units sold (down 4.1%)
  - Market share: 9.9%
- Turkey:
  - Total market up 225%
  - 34,900 units sold (up 146.6%)
  - Market share: 9.3%



Latin America
In units
up 25.2%
51,800
64,900
1H-03
1H-04
July 2004
PSA PEUGEOT CITROËN

- Argentina:
  - Total market up 143%
  - 16,600 units sold (up 145.5%)
  - Market share: 12.4%
- Brazil:
  - Total market up 11%
  - 29,800 units sold (up 7.5%)
  - Market share: 4.3%


China
In units
down 11.1%
52,700
46,900
1H-03
1H-04
July 2004
PSA PEUGEOT CITROËN

- Total market up 29.4%

  46,900 units sold (down 11.1%)

  Market share: 4.0%

PSA PEUGEOT CITROEN


Interim
Results
July 2004

PSA PEUGEOT CITROËN

Interim Results
June 30, 2004

Sales

In millions of euros

	June 30, 2003	June 30, 2004	% Change
Automobile Division	*22,396*	*23,288*	*+ 4.0%*
Banque PSA Finance	*860*	*861*	*+ 0.1%*
Gefco	*1,405*	*1,469*	*+ 4.6%*
Faurecia	*5,242*	*5,521*	*+ 5.3%*
Other businesses	*483*	*452*	*- 6.4%*
Intra-company eliminations	*(2,623)*	*(2,649)*	*n.m.*
Total PSA Peugeot Citroën	*27,763*	*28,942*	*+ 4.2%*

July 2004

PSA PEUGEOT CITROËN

- Automobile Division sales increased by 4.0%
  - Worldwide sales: 1,743,400 units, up 3.2%

Operating margin

In millions of euros

	June 30, 2003	June 30, 2004	% Change
Automobile Division	*846*	*537*	*- 36.5%*
Banque PSA Finance	*198*	*241*	*+ 21.7%*
Gefco	*74*	*80*	*+ 8.1%*
Faurecia	*161*	*201*	*+ 24.8%*
Other businesses	*10*	*9*	*n.m.*
Total PSA Peugeot Citroën	*1,289*	*1,068*	*- 17.1%*

July 2004

PSA PEUGEOT CITROËN

- Consolidated operating margin:
  - 3.7% of consolidated sales, versus 4.6% in first-half 2003 and 3.5% in second-half 2003
- Operating margin of the non-automobile businesses:
  - €531 million, up 19.9% on first-half 2003
- Note:
  - Automobile R&D outlays have been expensed, unlike at most of our European competitors

Change in Automobile Division operating margin

In millions of euros

	YOY Change
Automobile margin at June 30, 2003	*846*
Currency effect	*- 27*
Volume and mix	*- 105*
Price effect	*- 193*
Production cost savings	*+ 291*
Increase in personnel costs	*- 127*
Depreciation	*- 62*
Other	*- 86*
Automobile margin at June 30, 2004	*537*

July 2004

PSA PEUGEOT CITROËN

- Currency effect:
  A negative €27 million, of which:
  - + €26 million from the British pound
  - - €30 million from Central European currencies
  - - €10 million from Latin American currencies
- Changes in volumes, product mix and country mix:
  Aggregate negative impact of €105 million, of which:
  - Lower production volumes: - €111 million
  - Higher sales volumes: + €53 million
  - Country mix: - €101 million
  - Product mix: + €54 million
- Negative price effect of €193 million, primarily due to the French market (weak demand and greater competition)
- Production cost savings:
  - Gross gain of €335 million
  - Dampened by a €44 million increase in raw material prices
- Other:
  - New model launches: - €52 million
  - R&D budgets under control (up 2.9%): - €22 million



Banque PSA Finance
In millions of euros
20,447
241
198
19,479
Loans outstanding
(at June 30)
Operating margin
June 30, 2003
June 30, 2004
July 2004
PSA PEUGEOT CITROËN

- Number of vehicles financed: 450,900 (up 2.5%)
- Percentage of Peugeot and Citroën vehicles financed: 26.2%, versus 25.4% in first-half 2003
- Growth in loans outstanding (up 5.0%)
- Operating margin:
    - Up 21.7%
    - 2.5% margin on average outstandings, versus 2.1% in first-half 2003


Gefco
In millions of euros
1,405
1,469
74
80
Revenues
Operating margin
June 30, 2003
June 30, 2004
July 2004
PSA PEUGEOT CITROËN

- Sales rose 4.6%
- Network (part and full-load transport) revenues: €749 million (up 4.2%)
- Automotive revenues: €538 million (up 1.0%)
- Supply (logistics and sea and air freight) revenues: €170 million (up 16.5%)
- Third party revenues: €537 million (up 6.5%)
- Operating margin:
  - 5.4% of sales, versus 5.3% in first-half 2003



Faurecia
In millions of euros
5,242
5,521
161
201
Revenues
Operating margin
June 30, 2003
June 30, 2004
July 2004
PSA PEUGEOT CITROËN

- Sales rose 8.4%, excluding catalytic converter sales, currency effect and changes in scope of consolidation
  - Seats: €2,476 million (up 12.2% at constant exchange rates)
  - Other interior modules: €1,808 million (up 3.9% at constant exchange rates and scope of consolidation)
  - Exhaust systems: €874 million (up 6.9% excluding catalytic converters sales and at constant exchange rates and scope of consolidation)
  - Front end assemblies: €363 million (up 8.8%)
- Third party revenues: €4,209 million (up 6.7%)
- Operating margin: 3.6% of Division sales, versus 3.1% in first-half 2003 and 2.9% in second-half 2003

Group income

In millions of euros	June 30, 2003	June 30, 2004
Operating margin	*1,289*	*1,068*
Restructuring costs	*(26)*	*(34)*
Interest income (expense), net	*8*	*(42)*
Other income and expense, net	*23*	*91*
Income before tax of fully-consolidated companies	*1,294*	*1,083*
Income taxes	*(388)*	*(320)*
Net income of fully-consolidated companies	*906*	*763*
Net earnings of companies at equity	*44*	*(5)*
Amortization of goodwill	*(65)*	*(62)*
Net income before minority interests	*885*	*696*
Net income	*869*	*681*

July 2004

PSA PEUGEOT CITROËN

- Other income and expense, net:
  - €91 million, corresponding mainly to a €98 million capital gain on the sale of marketable securities
- Earnings per share: €2.81, versus €3.54

Cash generated by manufacturing and sales companies at June 30

In millions of euros



1,823
482
1,426
1,469
836
2004
Working capital provided by operations
Change in WCR
Gross capital expenditure
Total investment
Free cash flow

July 2004

- Working capital provided by operations declined by 8.2%
- Working capital requirement declined by €482 million
  - New vehicle inventories
    - June 30, 2003: 347,500 vehicles
    - December 31, 2003: 288,500 vehicles
    - June 30, 2004: 300,100 vehicles
- Total operating cash flow: €2,305 million, versus €2,033 million in first-half 2003
- Gross capital expenditure: €1,426 million, versus €1,427 million in first-half 2003

Net financial position of the manufacturing and sales companies

In millions of euros



1,084
563
December 31, 2003
June 30, 2004

July 2004

PSA PEUGEOT CITROËN

- Dividends paid in June 2004: €321 million
- Share buybacks: €109 million, corresponding to the purchase of 2,530,000 shares at an average price of €43.06 per share
- 6,553,684 shares held in treasury at June 30, 2004, or 2.70% of issued capital

PSA PEUGEOT CITROËN

Review and Outlook

PSA PEUGEOT CITROËN

Review and Outlook

- First-half 2004

First-half 2004: Targets met

- European market share stabilized at 2nd half 2003 levels
  - 2nd half 2003: 14.8%
  - 1st half 2004: 15.0%
- Consolidated operating margin stabilized at 2nd half 2003 levels
  - 2nd half 2003: 3.5%
  - 1st half 2004: 3.7%

July 2004

PSA PEUGEOT CITROËN

First-half 2004: Favorable signs

- Strong growth in unit sales outside Europe
- The Group returned to growth in the second quarter
- Key models demonstrated firm resilience
- Steadily improving results from Banque PSA Finance, Gefco and Faurecia
- Strong growth in free cash flow and net financial position

July 2004

PSA PEUGEOT CITROËN

- Sales outside Western Europe: 468,100 units, up 29.3%
- The Group returned to growth in the second quarter:
  - 1st quarter 2004 revenues: down 0.6%
  - 2nd quarter 2004 revenues: up 9.0%
- Key models demonstrated firm resilience:
  - Peugeot 206: 425,900 units (up 5.1%)
  - Peugeot 307: 312,100 units (up 7.0%)
  - Citroën C3 and C3 Pluriel: 200,600 units (stable), Citroën C2: 82,000 units
  - Citroën Picasso: 120,000 units (down 1.0%)
  - Citroën Berlingo and Peugeot Partner: 166,800 units (up 2.6%)
- Strong growth in free cash flow, to €836 million from €435 million in first-half 2003

PSA PEUGEOT CITROËN

Review and Outlook

- First-half 2004
- New model launches

Peugeot 407

▷ Launch calendar met

▷ Quality objectives met

▷ Initial sales favorable

Targets confirmed

- 150,000 units sold in 2004
- 300,000 units sold over the full year

July 2004

PSA PEUGEOT CITROËN

- Launch calendar met
  - Peugeot 407 sedan launched from late April to early June in Western Europe; being introduced from June to end 2004 in the rest of the world
  - Peugeot 407 SW launched from September to end 2004
- Quality objectives met
  - Drivability, comfort, reliability 2,000 km tests at best levels
- Initial sales favorable
  - Sales at June 30, 2004: 35,800 units
- Targets confirmed thanks to:
  - The Peugeot 407 SW's strong identity in an expanding segment in Europe
  - The potential for growth outside Western Europe

Peugeot 407 - Production ramp-up

In units/day



1,200
1,000
800
600
400
200
0
Wk. 06
Wk. 07
Wk. 08
Wk. 09
Wk. 10
Wk. 11
Wk. 12
Wk. 13
Wk. 14
Wk. 15
Wk. 16
Wk. 17
Wk. 18
Wk. 19
Wk. 20
Wk. 21
Wk. 22
Wk. 23
Wk. 24
Wk. 25
Wk. 26
Wk. 27
Wk. 28
Wk. 29
Wk. 30
Wk. 31
407 SW
407 Sedan

July 2004

- Ramp-up schedule met
- Daily output July 2004: 1,020 vehicles/day of which 180 SWs
- Production scheduled to increase in early 2005 with a fourth shift

Peugeot model launches in China

- Peugeot 307 four-door sedan in July 2004
- Development of the Peugeot dealer network
- Launch of the Peugeot 206 in 2005

July 2004

PSA PEUGEOT CITROËN

- Peugeot 307 four-door sedan presented at the Beijing Auto Show in June
  - Launched in China in July 2004
  - 2004 sales target: 15,000 units
  - Full-year target: 50,000 units
- Dealership network:
  - 80 sales and service outlets scheduled for end-2004
  - Covering the 40 largest Chinese cities
  - Compliant with Peugeot standards (Blue Box concept)
- Launch of the Peugeot 307 will drive renewed growth in DPCA unit sales

4-door Peugeot 307



July 2004

PSA PEUGEOT CITROËN

Citroën C4

- C4 Sedan and C4 Coupe presented at the Paris Auto Show
- Market launch: 4th quarter 2004
- Developed on platform 2 (Peugeot 307)
- Manufactured in Mulhouse

July 2004

PSA PEUGEOT CITROËN

Citroën C4


302 CYC 78

July 2004

PSA PEUGEOT CITROËN

- Effective, state-of-the-art driver support systems:
  - Lane-Departure Warning System
  - Xenon dual-function directional headlamps
  - Speed limiter
  - Low tire-pressure warning system
- Innovative, modern equipment:
  - Multi-functional, fixed, centered controls on the steering wheel
  - Laminated glass side windows that enhance acoustic comfort inside the cabin

Citroën C4



July 2004

PSA PEUGEOT CITROËN

Citroën C4



July 2004

PSA PEUGEOT CITROËN

Peugeot 1007

- Developed on platform 1 (C3, C3 Pluriel, C2)
- Target: 130,000 units over the full year
- Market launch: 1st quarter 2005

Peugeot 1007



July 2004

PSA PEUGEOT CITROËN

- A new concept in architecture:
  - Elevated driving position
  - Excellent visibility and bright interior
  - Generous interior volume
- Electric sliding doors offering exceptional accessibility
- The Caméléo concept:
  - Possibility of changing trim colors in the cabin
- Possibility of multiple interior configurations

Peugeot 1007


440 PKM 75

July 2004

PSA PEUGEOT CITROËN

PSA PEUGEOT CITROËN

Review and Outlook

- First-half 2004
- New model launches
- Faster cost reductions

Growing impact of the platform strategy

- Volume effect on existing platforms
- Continued specialization of plants by platform

July 2004

PSA PEUGEOT CITROËN

- Volume effect on existing platforms
  - Peugeot 407: 2nd vehicle developed on platform 3 (introduced with the Citroën C5)
  - Citroën C4: 2nd vehicle developed on platform 2 (introduced with the Peugeot 307)
  - Peugeot 1007: developed on platform 1 (already shared by the Citroën C3, C2, C3 Pluriel)
- Continued specialization of the plants by platform
  - Peugeot 407: Rennes (manufactures the Citroën C5)
  - Citroën C4: Mulhouse (manufactures the Peugeot 307)